

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Mr. Frederick DaSilva
CEO, President, & Director
Centor Energy Inc.
1801 Lee Rd, Suite 265
Winter Park, FL 32789

      Re: **Centor Energy Inc.**
              Form 10-K for Fiscal Year Ended May 31, 2013
              Filed July 15, 2013
              File No. 333-176362

We issued comments on the above captioned filing on March 27, 2014. On May 16, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 if you have any questions.

                              Sincerely,

                              /s/ John Reynolds

                              John Reynolds
                              Assistant Director